Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 17, 2009

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on June 17, 2009, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated June 16, 2009

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
June 17, 2009	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

APPROVAL FOR DIRECTORS’ QUALIFICATIONS,

APPOINTMENT OF CHAIRMAN OF THE BOARD,

CHAIRPERSON OF THE SUPERVISORY COMMITTEE,

AND MEMBERS OF THE BOARD’S SUB-COMMITTEES

At the annual general meeting of China Life Insurance Company Limited (the “Company”) held on 25 May 2009, Mr. Sun Changji and Mr. Bruce Douglas Moore were elected as the independent non-executive directors of the Company. The Company is pleased to announce that on 4 June 2009, China Insurance Regulatory Commission approved the qualifications of Mr. Sun Changji and Mr. Bruce Douglas Moore as the Company’s independent non-executive directors.

The Company is pleased to announce that the first meeting of the third session of the board of directors (the “Board”) and the first meeting of the third session of the supervisory committee of the Company (the “Supervisory Committee”) were held on 16 June 2009 and elected Mr. Yang Chao as the chairman of the Board and Ms. Xia Zhihua as the chairperson of the Supervisory Committee respectively. The Board also resolved to appoint members of each of the Audit Committee, the Risk Management Committee, the Nomination and Remuneration Committee and the Strategy Committee of the Company as follows:

Audit Committee Mr. Bruce Douglas Moore (Chairman) Mr. Sun Shuyi Mr. Sun Changji	Risk Management Committee Mr. Ma Yongwei (Chairman) Ms. Zhuang Zuojin Ms. Liu Yingqi

Nomination and Remuneration Committee Mr. Sun Changji (Chairman) Mr. Bruce Douglas Moore Mr. Miao Jianmin	Strategy Committee Mr. Sun Shuyi (Chairman) Mr. Wan Feng Mr. Shi Guoqing Mr. Lin Dairen

By Order of the Board of China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

Hong Kong, 16 June 2009

Commission File Number 001-31914

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Sun Shuyi, Ma Yongwei, Sun Changji, Bruce Douglas Moore